EXHIBIT 99.1

NANOBIOTIX Provides Business Update and Reports Full Year 2025 Financial Results

  Global development program for JNJ-1900 (NBTXR3) proceeded as planned, building toward opportunity to address one of the largest untapped markets in oncology through lead programs in head and neck cancer and lung cancer
  Clinical results reported across multiple tumor types including esophageal cancer, pancreatic cancer, melanoma, head and neck cancer, and lung cancer that supported the broad potential of JNJ-1900 (NBTXR3) across solid tumors treated with radiotherapy next to the completion of the transfer of sponsorship for NANORAY-312
  Strengthened financial position through the closing of a non-dilutive royalty financing with HealthCare Royalty for up to $71 million and an amendment to the global licensing agreement for JNJ-1900 (NBTXR3)
  Advanced the Curadigm Nanoprimer platform with four new patent applications filed, new in vivo data presentations, external collaboration momentum building, and the launch of Chemistry, Manufacturing, and Controls (CMC) activities to support both internal pipeline and external collaborations
  Cash runway extended into early 2028 with €52.8 million in cash and cash equivalents as of December 31, 2025
  Clinical data readouts expected in 2026 from Phase 1 and 2 studies in NSCLC (re-irradiation), pancreatic cancer, melanoma and esophageal cancer

Conference call and webcast scheduled for April 1, 2026, at 8:00 A.M. EDT / 2:00 P.M. CEST

PARIS and CAMBRIDGE, Mass., March 31, 2026 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, provided an update on operational progress, reported financial results for the year ended December 31, 2025, and announced the filing of its universal registration document (URD) for the financial year ended December 31, 2025 with the French financial market authority (Autorité des marchés financiers or AMF), as well as of the annual report on Form 20-F for the financial year ended December 31, 2025 with the U.S. Securities and Exchange Commission (SEC).

Operational Highlights

  Addressing One of the Largest Untapped Markets in Oncology with JNJ-1900 (NBTXR3)1
    Regulatory harmonization with health authorities in major European countries in 3Q2025, who accepted the reclassification of JNJ-1900 (NBTXR3) from a medical device to a medicinal product, aligning with regulatory status in the US and other major markets
    Filing of new composition of matter patent for JNJ-1900 (NBTXR3) in 3Q2025 that aims to reinforce the intellectual property foundation of the product candidate
    Lead programs in head and neck cancer (NANORAY-312) and lung cancer (CONVERGE) proceeded as planned
      Completed the transfer of NANORAY-312 sponsorship in 4Q2025
      First CONVERGE patient dosed in 1Q2025
      First CONVERGE data presented in 1Q2026
    Multiple early-stage studies across solid tumor types beyond the lead programs continued to progress
      NSCLC Amenable to Re-irradiation (Phase 1 Study MDA 2020-0123 sponsored by The University of Texas MD Anderson Cancer Center (“MD Anderson”))
        First data presentation showed a favorable safety profile and early signals of efficacy in 1Q2025, with 12-month local PFS of 64% and 12-month OS of 83% (N=12)
      Locally Advanced or Borderline Resectable Pancreatic Cancer (Phase 1 Study MDA 2019-1001 sponsored by MD Anderson)
        Presented updated data showing favorable safety, injection feasibility, and encouraging oncologic outcomes with mOS of 23 months from date of diagnosis in patients (n=22) with locally advanced or borderline resectable pancreatic cancer in 2Q2025
      Locally Advanced Adenocarcinoma of the Esophagus (Phase 1 Study MDA 2020-0122 sponsored by MD Anderson)
        First data on JNJ-1900 (NBTXR3) activated by photon chemoradiation (cohort 1) or proton chemoradiation (cohort 2) showed 85% (11/13) disease control rate (DCR) and 69% (9/13) objective response rate (ORR), including 6 CR and 3 PR, in 4Q2025
      Melanoma Resistant to Anti-PD-1 (Phase 1 Study 1100 sponsored by Nanobiotix)
        Presented new data showing a favorable safety profile and early efficacy signals in a heavily pre-treated population whose cancer progressed after multiple prior lines of therapy including anti-PD-1 in 3Q2025
      Recurrent and/or Metastatic Head and Neck Cancer Naïve or Resistant to Anti-PD-1 (Phase 1 Study 1100 sponsored by Nanobiotix)
        Presented updated data showing treatment remained well-tolerated with consistent injection feasibility in 103 heavily pre-treated patients with recurrent and/or metastatic head and neck cancer (RM-HNSCC) naïve or resistant to anti-PD-1 with encouraging efficacy signals in 3Q2025 with:
          63% disease control rate (“DCR”) and 37% objective response rate (“ORR”) in evaluable anti-PD-1 naïve patients per RECIST 1.1 (N=41)
          74% DCR and 32% ORR in evaluable anti-PD-1 resistant patients per RECIST 1.1 (N=50)

  Disciplined Financial Strategy Establishing Financial Foundation Toward Self-Sustainability and The Advancement of Next Wave Nanotherapeutic Platforms for Long-Term Sustainability and Growth
    Executed amendment to global licensing agreement for JNJ-1900 (NBTXR3) in 1Q2025, removing the vast majority of Nanobiotix funding obligation for NANORAY-312, safeguarding Nanobiotix’s path to sustainable cashflow through hundreds of millions in potential milestone payments related to lead programs expected in the coming years
    Announced strategic non-dilutive royalty monetization agreement with HealthCare Royalty (“HCRx”) for up to $71 million in 4Q2025, with $50 million already received in December 2025. Extended cash runway into early 2028, assuming the receipt of the remaining $21 million funding from HCRx expected one year post-closing upon reaching certain conditions, enabling Nanobiotix development beyond key milestones in head and neck cancer and lung cancer

  Other Operational Highlights
    Advancements of the Curadigm Nanoprimer Platform, the Company’s next lever for growth, in 4Q2025 with momentum building for external collaborations featuring Nanoprimer platform combinations with numerous material transfer agreements already in place
      Four new patent applications filed that aim to expand the Curadigm Nanoprimer platform intellectual property portfolio and support an initial proprietary internal pipeline of Nanoprimer products in addition to external collaborations
      Presented new in vivo pre-clinical data evaluating the Nanoprimer in combination with therapeutic vaccines that could serve as the foundation for an initial internal proprietary pipeline of Nanoprimer products
      Chemistry, Manufacturing, and Controls (CMC) activities launched to support both internal pipeline and external collaborations
    Announced admission of Nanobiotix to both the CAC Mid 60 and SBF 120 indices, two of the most widely followed benchmarks for mid-sized and leading listed companies in France

“2025 was a year of meaningful clinical and operational advancement, reinforcing the potential of our nanoradioenhancer technology for millions of patients with cancer and laying the foundation for our next phase of growth,” said Laurent Levy, co-founder of Nanobiotix and chairman of the executive board. “We are encouraged by the progress of JNJ-1900 (NBTXR3)’s lead programs in head and neck cancer and lung cancer, and look forward to supporting J&J as these studies continue to mature. In parallel, Nanobiotix presented JNJ-1900 (NBTXR3) data from Phase 1 Study 1100 in recurrent or metastatic head and neck cancer and melanoma, and MD Anderson presented clinical results from Phase 1 and 2 studies across pancreatic, esophageal, and lung cancers. Taken together, we believe the global clinical development program for JNJ-1900 (NBTXR3) supports the broad potential of the investigational radioenhancer across tumor types and therapeutic combinations. Beyond the Nanoradioenhancer platform, 2025 saw important steps forward for our next-generation Curadigm Nanoprimer platform that included plans for the establishment of an internal pipeline, momentum in external collaborations, and the launch of CMC activities to supply both of these industrial pathways. With a strengthened financial position and anticipated clinical updates on the horizon, we believe Nanobiotix is strongly positioned to deliver continued momentum and meaningful impact in 2026 and beyond.”

Full Year 2025 Financial Results

Revenue and Other Income: €32.6 million in revenues recorded for the year ended December 31, 2025, compared to negative €7.2 million for the year ended December 31, 2024, which included a one-off positive revenue recognition impact of €21.8 million in accordance with IFRS15 application (non-cash impact). This adjustment was driven by the amendment to the licensing agreement with Janssen signed in March 2025 reducing the Company’s funding obligation for the NANORAY-312 study costs (further to the initiation of the transfer of the global sponsorship to Janssen). In addition, Revenue and other income also included €7.0m of clinical products sales to Janssen and €0.9m of services related to technology transfer recharged to Janssen NV, and Research Tax Credit for €2.8million.

Research and Development (“R&D”) Expenses: R&D expenses consist primarily of preclinical, clinical, and manufacturing expenses related to the development of JNJ-1900 (NBTXR3) and totaled €23.1 million for the twelve-month period ended December 31, 2025, as compared to €40.5 million for the twelve months ended December 31, 2024. This year over year 43% decrease primarily reflected the removal of funding obligations on the NANORAY-312 study and the decrease of JNJ-1900 (NBTXR3) clinical development activity related costs, together with the decrease of R&D expenses on its Phase 1 multi-cohort trial of RT-activated NBTXR3 followed by anti-PD-1 checkpoint inhibitors (Study 1100).

Selling, General and Administrative (“SG&A”) Expenses: SG&A expenses were €20.4 million for the year ended December 31, 2025, compared to €20.5 million for the year ended December 31, 2024. This year-over-year decrease of 1% is mainly driven by close monitoring of the general expenses.

Net loss: Net loss attributable to shareholders was €24.0 million, or €0.50 per share, for the twelve-month period ended December 31, 2025, a year-over-year decrease of 65%, which was primarily attributable to the one-off non-cash positive revenue recognition accounting impact together with the removal of the funding obligation on the 312 study. This compares to a net loss of €68.1 million, or €1.44 per share for the year ended December 31, 2024.

Cash and Cash Equivalents: As of December 31, 2025, Nanobiotix had €52.8 million in cash and cash equivalents, compared to €49.7 million as of December 31, 2024.

Financial Guidance: Based on the current operating plan and financial projections, Nanobiotix anticipates that the cash and cash equivalents of €52.8 million as of December 31, 2025, will fund its operations into early 2028, assuming the receipt of the remaining $21 million funding from HCRx expected one year post-closing upon reaching certain conditions. This runway excludes any milestone receipt.

The supervisory board of the Company reviewed the financial statements 2025, together with the management and corporate governance reports, on March 31, 2026, and the Company’s statutory auditors finalized their audit and issued on March 31, 2026, a clean opinion on both statutory and consolidated financial statements 2025.

“We fortified our financial position and, assuming the receipt of the remaining $21 million, extended our cash runway into 2028 by securing $71 million in royalty financing with HCRx.” said Bart Van Rhijn, chief financial and business officer at Nanobiotix. “This non-dilutive financing solution has us well positioned to continue taking the necessary operational and financial steps to ensure the future of our business and our potential to benefit millions of patients around the world with our technology and signifies our continued financial discipline in capital allocation.”

Availability of the Full Year 2025 Financial Reports

The URD and 20-F are available on the Nanobiotix website here. In addition, the URD is available on the AMF website (www.amf-france.org) and the 20-F is available on the SEC website (www.sec.gov).

The Company’s 2025 URD includes its:

  2025 annual financial report including management and corporate governance reports
  Reports from the Company’s statutory auditors and information on their fees
  Required information in relation to the Company’s share buyback program

Conference Call and Webcast

Nanobiotix will host a conference call and live audio webcast on Wednesday, April 1, 2026, at 8:00 AM EDT / 2:00 PM CEST, prior to the open of the U.S. market. During the call, Laurent Levy, chief executive officer, and Bart van Rhijn, chief financial and business officer, will briefly review the Company’s year-end results and provide an update on business activities for the full year of 2025 before taking questions from participants.

Details of the call are as follows:

Webcast link: click here
Conference call link: click here

Details of the call are also available in the investors section of the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior the event start. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the Company’s website.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

About JNJ-1900 (NBTXR3)

JNJ-1900 (NBTXR3) is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas through a successful randomized Phase 2/3 study in 2018. The product candidate’s mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that JNJ-1900 (NBTXR3) could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated JNJ-1900 (NBTXR3) is being evaluated across multiple solid tumor indications as a single agent or combination therapy. The program is led by NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of JNJ-1900 (NBTXR3) activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of JNJ-1900 (NBTXR3) with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2025 universal registration document filed with the AMF on March 31, 2026 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department
Joanne Choi
VP, Investor Relations (US)
+1 (713) 609-3150
joanne.choi@nanobiotix.com

Ricky Bhajun
Director, Investor Relations (EU)
+33 (0) 79 97 29 99
investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 (0)6 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

Statements of consolidated operations (Amounts in thousands of euros, except per share numbers)

	For the year ended December 31,
	2025	2024

Revenues and other income
Revenues	29,643	(11,609)
Other income	2,950	4,419
Total revenues and other income	32,593	(7,191)
Research and development expenses	(23,115)	(40,541)
Selling, general and administrative expenses	(20,360)	(20,527)
Other operating and income expenses	64	(134)
Total operating expenses	(43,411)	(61,202)
Operating income (loss)	(10,818)	(68,392)
Financial income	2,092	7,849
Financial expenses	(15,233)	(7,488)
Financial income (loss)	(13,141)	361
Income tax	(3)	(101)
Net loss for the period	(23,961)	(68,132)
Basic loss per share (euros/share)	(0.50)	(1.44)
Diluted loss per share (euros/share)	(0.50)	(1.44)

Statements of consolidated financial position (Amounts in thousands of euros)

	As of December 31,
	2025	2024

Total non-current assets	5,010	5,951
Cash and cash equivalents	52,750	49,737
Total current assets	62,750	61,466
TOTAL ASSETS	67,760	67,418
Net loss for the period	(23,961)	(68,132)
Total shareholders’ equity	(84,482)	(65,704)
Total non-current liabilities	94,735	74,187
Total current liabilities	57,507	58,934
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,760	67,418

1 Potential first-in-class radioenhancer “NBTXR3” was licensed to Johnson & Johnson by Nanobiotix in 2023 and renamed “JNJ-1900” for the purposes of Johnson & Johnson-led clinical development.

Attachment

  2026-03-31 -- NBTX -- 4Q & FY25 Financial Results -- FINAL (https://ml.globenewswire.com/Resource/Download/fd5aef88-0d89-4ba5-96dd-e762b5d4e135)